Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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SATIXFY COMMUNICATIONS LTD.
Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time,on October 18, 2023.

INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

↑ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ↑

PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2, 3, 4 AND 5	Please mark your votes like this	☒

		For	Against	Abstain			For	Against	Abstain
1.
To approve and adopt, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), (i) the Share Purchase Agreement, dated August 30, 2023, between SatixFy Communications Ltd. (the “Company”) and MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd., and the transactions and agreements contemplated thereby, including the Non- Competition Agreement and the Transition Services Agreement and(ii) the proposed Master Purchase Agreement and the related Digital Payload License Agreement, Investor Rights Agreement, Escrow Service Agreement, License Agreement, Security Agreements and the related ancillary agreements (all of the foregoing, collectively, the “MDA Transactions”).

		☐	☐	☐	3.
To re-elect Yair Shamir as a Class I director, to serve until the 2026 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Amended and Restated Articles of Association or the Companies Law.
							☐	☐	☐
							For	Against	Abstain
					4.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors.	☐	☐	☐

		Yes	No				Yes	No
	Do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐			Are you a controlling shareholder in the Company (as defined in the Companies Law) or do you have a personal interest in the approval of proposal 4 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐
		For	Against	Abstain			For	Against	Abstain
2.	To approve the proposed special transaction bonus to be paid to the Executive Chairman of the Board of Directors of the Company in respect of the MDA Transactions.	☐	☐	☐	5.
To approve and ratify the appointment of Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited, as the Company’s independent registered public accounting firm for the year 2023 and until the next annual meeting of shareholders.
							☐	☐	☐
		Yes	No
	Do you have a personal interest in the approval of proposal 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐			CONTROL NUMBER

Signature                                                                             Signature, if held jointly                                                                              Date                             , 2023.

Note:
Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of
Proxy Materials for the Meeting of Shareholders

To view the Proxy Statement please go to:
https://www.cstproxy.com/satixfy/2023

↑ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ↑

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
SATIXFY COMMUNICATIONS LTD

The undersigned appoints Nir Barkan and/or Oren Harari, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of SatixFy Communications Ltd. held of record by the undersigned at the close of business on September 15, 2023 at the Annual General Meeting of Shareholders of SatixFy Communications Ltd. to be held on October 19, 2023, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF PROPOSALS 1, 2, 3, 4 AND 5, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OF SHAREHOLDERS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)